1-35054

No Act

P.E. 2/4/16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008602

DIVISION OF
CORPORATION FINANCE

February 4, 2016

J. Michael Wilder
Marathon Petroleum Corporation
jmwilder@marathonpetroleum.com

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 2-4-16

Re: Marathon Petroleum Corporation

Dear Mr. Wilder:

This is in regard to your letter dated February 4, 2016 concerning the shareholder proposal submitted by Trillium Asset Management, LLC on behalf of the Oregon Environmental Council, the Plymouth Congregational Church of Seattle, Mayberry LLC and Persephone LLC for inclusion in MPC's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that MPC therefore withdraws its December 28, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Special Counsel

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

J. Michael Wilder
Vice President, General Counsel and Secretary



Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.2470
Fax: 419.421.3124
jmwilder@marathonpetroleum.com

February 4, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Marathon Petroleum Corporation – Shareholder Proposal Submitted by Trillium Asset Management LLC

Ladies and Gentlemen:

In a letter dated December 28, 2015, we requested the staff of the Division of Corporation Finance concur that Marathon Petroleum Corporation (the "Company"), could exclude a shareholder proposal (the "Proposal") and statements in support thereof submitted by Trillium Asset Management LLC (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2016 annual meeting of shareholders.

Enclosed as Exhibit A is correspondence from the Proponent, dated January 29, 2016, withdrawing the Proposal. In reliance on this correspondence, we hereby withdraw the December 28, 2015 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If you have any questions with respect to this letter, please contact me at (419) 421-2470 or by email at jmwilder@marathonpetroleum.com.

Sincerely,

J. Michael Wilder
Vice President, General Counsel and Secretary

cc: Mr. Jonas Kron, Trillium Asset Management LLC

JMW/PIK/led
Enc.

{407805.DOCX }

EXHIBIT A

From:	Jonas Kron <JKron@trilliuminvest.com>
Sent:	Friday, January 29, 2016 2:41 PM
To:	Shareholder Proposals
Cc:	Wilder, Michael (MPC); Benson, Molly R. (MPC)
Subject:	[EXTERNAL] Re: MPC No-Action Request Email #1

Trillium Asset Management, on behalf of the shareholder proponents, hereby withdraws the shareholder proposal filed with Marathon Petroleum Corporation on November 16, 2015.

Jonas Kron

—

Jonas D. Kron
Senior Vice President
Director of Shareholder Advocacy
Trillium Asset Management, LLC
jkron@trilliuminvest.com ~ 503-894-7551

On Jan 7, 2016, at 10:49 AM, Wilder, Michael (MPC) <jmwilder@marathonpetroleum.com> wrote:

As requested, attached please find the MPC no action request letter first sent to you on Tuesday, December 29, 2015. Also attached to this email is evidence that such no action request letter and attached exhibits were timely received by the proponent of the shareholder proposal in question.

As the zip file originally transmitted to and received by the SEC on December 29, 2015 has apparently been difficult to open, by way of this and following emails we are submitting the materials in small batches to ensure ease of access. In total, you will be receiving four emails (including this one). As before, the shareholder proponent is copied on this and the following email communications.

If you have any questions with respect to this matter, please contact me by telephone at 419-421-2470 or by email at jmwilder@marathonpetroleum.com.

Thank you.

J. Michael Wilder
Vice President, General Counsel and Secretary
Marathon Petroleum Corporation
jmwilder@marathonpetroleum.com
419-421-2470

<MPC No Action Letter.pdf><Trillium Email Acknowledgement 12-29-2015.pdf><Trillium Receipt Acknowledgement 12-30-2015.pdf>

J. Michael Wilder
Vice President, General Counsel and Secretary



Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.2470
Fax: 419.421.3124
jmwilder@marathonpetroleum.com

December 28, 2015

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Marathon Petroleum Corporation - Shareholder Proposal Submitted by Trillium Asset Management LLC

Ladies and Gentlemen:

I am writing on behalf of Marathon Petroleum Corporation, a Delaware corporation ("MPC" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, MPC may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Trillium Asset Management LLC on behalf of the shareholder proponents identified within this submission (collectively, the "Proponent") from the proxy materials to be distributed by MPC in connection with its 2016 annual meeting of shareholders (the "2016 proxy materials").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier and email to Trillium Asset Management LLC, representing the Proponent, as notice of MPC's intent to omit the Proposal from MPC's 2016 proxy materials.

A copy of the Proposal and related correspondence are attached as **Exhibit A**. (Duplicate copies of Rule 14a-8 as attached to multiple deficiency notice correspondences have been omitted from this submission.)

Introduction

The Proposal states:

Resolved: *That the shareholders of Marathon Petroleum Corporation ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:*

1. *Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any*

political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. *Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:*

    a. *the identity of the recipient as well as the amount paid to each; and*

    b. *the title(s) of the person(s) in the Company responsible for decision-making.*

MPC believes that the Proposal may be properly omitted from its 2016 proxy materials under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

Basis for Excluding the Proposal

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because the Proposal has been Substantially Implemented.

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal.

In 2014, a proposal seeking more disclosure of MPC lobbying expenses received a considerable level of support from MPC shareholders. That proposal did not enjoy majority support but, nonetheless, in recognition that MPC's political activities, including but not limited to lobbying expenses, may be of interest to some shareholders, MPC undertook an extensive analysis of public company practices respecting the level of disclosure and the means of board and management oversight of all aspects of corporate political activities. As a result of that initiative, the MPC Board of Directors and management team elected to dramatically expand the level of disclosure of MPC's political activities, both direct and indirect, to include disclosure of MPC's corporate contributions to political candidates, parties and committees, political contributions from the Marathon Petroleum Corporation Employees Political Action Committee (MPAC), dues paid to trade associations of greater than $50,000 per year (including the portion of such dues that is not tax-deductible due to the use of dollars for federal lobbying and state and grassroots lobbying efforts), core lobbying issues, a detailed statement of the Company's policies and procedures respecting political activities and other information. Once that decision was made, the focus of attention turned to how best to organize the data for ease of use by our shareholders and other interested parties. To that end, MPC engaged a website designer to develop a set of dedicated of pages on the Company's website, several of which include interactive maps that enable visitors to the website to sort political contributions and other data by jurisdiction and by year.

At MPC, we view participation by the Company in the public policy process as essential to promoting the best interests of our shareholders and in that spirit, the MPC Board of Directors and management team elected to make the extensive set of political contribution and trade association disclosures set forth in the summary below. These new disclosures debuted in early 2015 (with data going back to the Company's inception in mid-2011), will be updated within the first quarter of each successive year and will remain on the Company's website for a rolling look-back period of five years. Immediately below is a summary of enhanced disclosures and additional elements of board and management oversight, followed by an item-by-item analysis supporting the Company's position that the Proposal has been substantially implemented.

Enhanced Disclosures

- MPC posts on its website a comprehensive statement of the philosophy and purpose of the Company's political activities, including, board and management oversight, the role of the Company's Government Affairs Organization, compliance mechanisms, federal campaign contributions from MPAC, state and local campaign contributions from corporate dollars and MPAC, federal, state and local lobbying activities and the issues forming MPC's core advocacy efforts, trade association participation, grassroots activities, issue advocacy, policies and guidelines respecting gifts to elected officials, regulators and government employees and other political activities in which the Company may engage from time to time. This statement of philosophy and purpose, including numerous embedded links, is available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Philosophy_and_Purpose/ and is attached as **Exhibit B**;
- MPC posts on its website itemized corporate contributions to political candidates, parties and committees in an interactive map format that enables visitors to the Company's website to sort corporate political contributions by jurisdiction and year. Once a data set is accessed by clicking on the desired jurisdiction and year, corporate contribution information is available by recipient, the office for which each candidate seeks election, as applicable, and the amount and date of the contribution. Itemized corporate contributions are available for the period commencing with MPC's inception as a standalone public company in mid-2011 through calendar year 2014, and are updated within the first quarter of each year to reflect data from the prior year. These itemized corporate contributions, which will remain archived on the MPC website for a period of five years, are available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Corporate_Contributions/ and an indicative sample of the itemized corporate contributions accessible on the MPC website is attached as **Exhibit C**;
- MPC posts on its website itemized contributions from MPAC to political candidates, parties and committees in an interactive map format. Once a data set is accessed by clicking on the desired jurisdiction and year, MPAC contribution information is available by recipient, the office for which each candidate seeks election, as applicable, and the amount and date of the contribution. Itemized MPAC contributions are available for the period commencing with MPC's inception as a standalone public company in mid-2011 through calendar year 2014, and are updated within the first quarter of each year to reflect data from the prior year. These itemized MPAC contributions, which will remain archived on the MPC website for a period of five years, are available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/MPAC_Contributions/ and an indicative sample of the itemized MPAC contributions

accessible on the MPC website is attached as **Exhibit D**;

- MPC posts on its website the names of the trade associations to which the Company paid annual dues of greater than $50,000 in 2014 (American Chemistry Council, American Petroleum Institute, American Fuel and Petrochemical Manufacturers, American Waterways Operators, Association of Oil Pipelines, The Business Round Table, Louisiana Mid-Continent Oil and Gas Association, National Association of Manufacturers and U.S. Chamber of Commerce), and further, provides a breakdown of the total dues paid to such trade associations ($14.3 million), the portion of such dues attributable to federal lobbying efforts ($1.6 million), the portion of such dues attributable to state and grassroots lobbying and broad advertising communications designed to generally promote the energy industry and educate consumers ($7.7 million) and the portion of such dues attributable to tax-deductible program-related activities such as training and the establishment of industry standards ($5 million). This trade association disclosure is updated within the first quarter of each year to reflect data from the prior year. The listing of trade associations and the breakdown of non-deductible and deductible dues payments made in 2014 are available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Trade_Association_Membership/ and are attached as **Exhibit E**;
- MPC posts on its website the quarterly federal lobbying reports it files with the Office of the Clerk of the U.S. House of Representatives and links to state lobbying report databases in an interactive map format. These lobbying expenditure reports and links are available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Lobbying_Disclosures/ and indicative samples of such reports are attached as **Exhibit F**. An example of an issue to which MPC devoted lobbying efforts in 2014 is the proposed repeal of the last-in, first-out accounting method for valuing inventory. A statement of MPC's position on this issue is available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Philosophy_and_Purpose/Proposed_Repeal_of_the_LIFO_Inventory_Accounting_Method/ and an excerpt of MPC's position on the last-in, first-out accounting method is attached as **Exhibit G**. Statements of MPC's positions on other issues on which the Company lobbied in 2014 are available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Philosophy_and_Purpose/ under the heading "Lobbying Activities" and are attached within **Exhibit B**; and
- In addition to the disclosures described and linked above, MPC also discloses on its website that the Company may periodically contribute or use funds to support or oppose ballot measures, or promote get-out-the-vote or other initiatives as permitted by law. Any such contribution or expenditure requires consultation with and the approval of members of senior management or their respective designees. This disclosure is available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Philosophy_and_Purpose/ under the heading "Other Political Activities" and is attached within **Exhibit B**.

Board and Management Oversight

- The Charter of the Corporate Governance and Nominating Committee of the MPC Board of Directors was revised in October 2014 to memorialize among the Committee's responsibilities the semiannual review of contributions made by the Company to political candidates, committees or parties and the Committee's annual review of lobbying expenditures, payments of $50,000 or more to trade associations that engage in lobbying activities and the content of the "Political Engagement and Disclosure" page on the Company's website. The Corporate Governance and Nominating Committee already exercised oversight of political contributions and lobbying expenditures prior to its adoption of the revised charter, but resolved to formalize its oversight role to convey the strength of its commitment to ensure the Company's exercise of political speech and involvement in the public policy process remains aligned with the interests of shareholders. The revised charter is available at: http://www.marathonpetroleum.com/content/documents/investor_center/corporate_governance/charterGovNomComm.pdf and is attached as **Exhibit H**; and
- At the direction of our Corporate Governance and Nominating Committee, MPC also added more detail on the Company's website describing the role of the MPC Government Affairs Organization and the Company's means of promoting and ensuring compliance with its political activity policy through the support of its Office of Business Integrity and Compliance and Internal Audit Organization. Political activities by and on behalf of the Company are managed by our Government Affairs Organization. To ensure compliance with laws regulating political contributions and lobbying activities, and to ensure that such activities are aligned with the interests of the Company and its shareholders, lobbying contacts made on behalf of the Company with federal, state and local government officials, and all political contributions made by the Company, are centrally coordinated through the management and other professional staff members of our Government Affairs Organization. Additionally, members of our executive management, in consultation with the leadership of our Government Affairs Organization, are involved in approving lobbying expenditures through an annual budgeting process and throughout the year as appropriate. On an annual basis our Office of Business Integrity and Compliance circulates a Code of Business Conduct questionnaire. Each member of our Board of Directors and all executive officers and employees are required to complete the questionnaire and sign a certification that includes a specific statement of compliance with our political activity policy. Our Internal Audit Organization routinely conducts reviews of the practices of, and reporting documentation prepared by, the Government Affairs Organization, as well as the eligibility of employees contributing to MPAC, and reports its findings to executive management. These additional disclosures are available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Philosophy_and_Purpose/ under the heading "Government Affairs Organization and Compliance" and are attached within **Exhibit B**.

Substantial Implementation Analysis

To demonstrate substantial implementation, set forth below is an item-by-item examination of the Proposal (Proposal text is in italics) and the Company's conforming disclosures, followed by analysis of areas where the Company's existing disclosures may vary from those requested in the Proposal.

> ***Resolved:*** *That the shareholders of Marathon Petroleum Corporation ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:*
>
> 1. *Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.*

MPC's policies and procedures satisfying section 1 above are available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Philosophy_and_Purpose/ and are attached as **Exhibit B**. The MPC Board of Directors reviews this disclosure on an annual basis. As these disclosures are available at all times on the Company's website and are updated immediately when and as the MPC Board of Directors makes any adjustments to the statement of philosophy and purpose, the request that this portion of the report be updated semiannually is not relevant. (The request for semiannual updates respecting contributions and other data posted on the Company's website is addressed below.)

> 2. *Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:*
>
>   a. *the identity of the recipient as well as the amount paid to each; and*
>
>   b. *the title(s) of the person(s) in the Company responsible for decision-making.*

MPC's contributions and expenditures used in the manner described above are disclosed on the Company's website as follows:

- Itemized direct corporate contributions by MPC to political candidates, parties and committees are available in an interactive map format at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Corporate_Contributions/ and an indicative sample of the itemized corporate contributions accessible on the MPC website is attached as **Exhibit C**. The identities of the recipients and the amounts paid to each are included. With respect to the decision-makers, members of the Company's senior management team at the corporate officer level, in consultation with the

MPC Government Affairs Organization, make decisions respecting corporate contributions to political candidates, parties and committees, all under the oversight of the MPC Board of Directors through its semiannual review of all corporate contributions. Specifically, each corporate contribution is approved by a senior member of the Government Affairs Organization, an MPC corporate officer and a member of MPC's in-house legal staff. In the event a contribution exceeds $5,000, the approval of a second MPC corporate officer is required. A more fulsome description of this decision-making process, as well as the roles of MPC's Internal Audit Organization and its Office of Business Integrity and Compliance, are available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Philosophy_and_Purpose/ under the headings "Board and Management Oversight," "Government Affairs Organization and Compliance," and "State and Local Political Campaign Contributions," and are attached within **Exhibit B**;

- Itemized contributions from MPAC to all political candidates, parties and committees (which the Proponent may construe as indirect contributions by MPC within the scope of the Proposal given the fact MPC may pay certain administrative costs of MPAC) are available in an interactive map format at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/MPAC_Contributions/ and an indicative sample of the itemized MPAC contributions accessible on the MPC website is attached as **Exhibit D**. The identities of the recipients and the amounts paid to each are included. With respect to the decision-makers, an MPAC board of directors comprised of Company employees approves MPAC contributions. Specifically, each MPAC contribution requires the approval of a majority of the members of the MPAC Board of Directors and a member of MPC's in-house legal staff. A more fulsome description of this decision-making process is available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Philosophy_and_Purpose/ under the headings "Government Affairs Organization and Compliance," "Federal Political Campaign Contributions," and "State and Local Political Campaign Contributions," and is attached within **Exhibit B**;
- The names of the trade associations to which the Company paid annual dues of greater than $50,000 in 2014 (portions of which the Proponent may or may not construe as indirect expenditures by MPC within the scope of the Proposal), the breakdown of the total dues paid to such trade associations ($14.3 million), the portion of such dues attributable to federal lobbying efforts ($1.6 million), the portion of such dues attributable to state and grassroots lobbying and broad advertising communications designed to generally promote the energy industry and educate consumers ($7.7 million) and the portion of such dues attributable to tax-deductible program-related activities such as training and the establishment of industry standards ($5 million) are available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Trade_Association_Membership/ and are attached as **Exhibit E**. In electing to make the voluntary disclosure of these trade association dues payments and the breakdown respecting the portions attributable to federal lobbying, state and grassroots lobbying and broad advertising to promote industry objectives, the MPC Board of Directors and management team determined that reporting payments at this level would

not present an undue administrative burden and thus only the recipients of greater than $50,000 are disclosed. With respect to the decision-makers, members of the Company's senior management team at the corporate officer level exercise oversight of trade association memberships and activities through an annual review, as well as through their own service in association leadership roles and their assignment of various employee technical and subject matter experts to support trade group committees and projects. A list of MPC's corporate officers and their respective titles is available at: http://www.marathonpetroleum.com/About_MPC/Corporate_Profile/Corporate_Officers/ The MPC Board of Directors also reviews on an annual basis the payments of $50,000 or more made to trade associations that engage in lobbying activities. A more fulsome description of this decision-making and oversight process is available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Philosophy_and_Purpose/ under the headings "Board and Management Oversight" and "Trade Association Participation," and is attached within **Exhibit B**; and

- Federal and state lobbying expenditures (portions of which the Proponent may or may not construe as direct and/or indirect expenditures by MPC within the scope of the Proposal) are available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Lobbying_Disclosures/ and indicative samples of such reports are attached as **Exhibit F**. The format for the reporting of lobbying expenditures is as defined by federal or state law, as applicable. With respect to the decision-makers, members of the Company's senior management team at the officer level and the MPC Government Affairs Organization determine the issues on which the Company's lobbying efforts are focused, and the MPC Board of Directors reviews lobbying expenditures on an annual basis. A more fulsome description of this decision-making process is available at: http://www.marathonpetroleum.com/Corporate_Citizenship/Political_Engagement_and_Disclosure/Philosophy_and_Purpose/ under the headings "Board and Management Oversight" and "Trade Association Participation," and is attached within **Exhibit B.**

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission has consistently found as properly excludable, shareholder proposals that differ in some respects from the actions or policies of a company so long as the company's actions satisfactorily address the proposal's essential objective. See e.g., *Anheuser-Busch Cos., Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006); and *Talbots Inc.* (Apr. 5, 2002). The content of the Proposal and the supporting statement reveal that the essential objectives of the Proposal are transparency and accountability in corporate spending on political activities. MPC's position is that the significant level of voluntary disclosure respecting political contributions and expenditures (direct and indirect) available on the Company's website in easy, interactive formats, the listing of trade associations to which the Company pays dues in excess of $50,000 annually (including the portion of such dues that is not deductible under Section 162(e) of the Internal Revenue Code) and the recent enhancements in the MPC Board of Directors' oversight of political spending amount to MPC's substantial compliance with the Proposal.

To the extent the Company's practices or disclosures diverge from those requested in the Proposal, precedent no-action proceedings have been cited below to support MPC's position that the Proposal has been substantially implemented in that its essential objectives of transparency and accountability in corporate spending on political activities have been met.

The Proposal requests that the disclosures be updated semiannually. As noted above, MPC updates the itemized corporate contributions to political candidates, parties and committees, itemized MPAC contributions, the noted trade association payments (including portions attributable to lobbying activities) and lobbying expenditure reports within the first quarter of each year to reflect data from the prior year. See e.g., *ExxonMobil Corporation* (Mar. 23, 2009) (the Staff holding that a shareholder proposal requesting a report, updated semiannually, of political contributions and expenditures (direct and indirect) made with corporate funds was properly excludable pursuant to Rule 14a-8(i)(10) where the company updated the disclosures annually).

The Proposal also requests the disclosure of amounts of direct and indirect contributions and expenditures by recipient. MPC does disclose the identities of the recipients and the amounts of corporate contributions to political candidates, parties and committees, as does MPAC. MPC has elected to make the voluntary disclosure of indirect contributions and expenditures by way of its payment of trade association dues by providing the identities of such associations to which MPC pays dues at a reasonable threshold level and providing the amounts in the aggregate. MPC believes this approach strikes the right balance in providing transparency and accountability to the Company's shareholders while not posing an undue administrative burden and while preserving some level of proprietary treatment of trade association information. Including the trade association dues at the threshold level of $50,000 annually is a reasonable means of providing the requested information in that it satisfies the essential objectives of the Proposal as relates to this category of indirect contributions and/or expenditures (including the nondeductible portions). By disclosing trade association information in this manner, MPC's practices are distinguishable from those of companies that sought unsuccessfully to exclude similar shareholder proposals without disclosing trade association payments, individually <u>or</u> in the aggregate. See e.g., *The Boeing Company* (Feb. 14, 2011) and *Southwestern Energy Company* (Mar. 15, 2011) (the Staff holding in each case that a shareholder proposal requesting political contributions and expenditures (direct and indirect) made with corporate funds was not properly excludable pursuant to Rule 14a-8(i)(10) where the companies did not provide <u>any</u> information on trade association dues payments or the portions thereof that are nondeductible under Section 162(e) of the Internal Revenue Code).

<u>Conclusion</u>

MPC believes that the Proposal may be omitted in its entirety from MPC's 2016 proxy materials under Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company. Accordingly, MPC respectfully requests the concurrence of the Staff that it will not recommend enforcement action against MPC if the Proposal in its entirety is omitted from its 2016 proxy materials.

If you have any questions with respect to this matter, please contact me at (419) 421-2470 or by email at jmwilder@marathonpetroleum.com.

Sincerely,



J. Michael Wilder
Vice President, General Counsel and Secretary

JMW:PIK:led

cc: Mr. Jonas Kron (via FedEx and email at jkron@trilliuminvest.com)

EXHIBIT A

EXHIBIT A


TRILLIUM
ASSET MANAGEMENT

November 12, 2015

Corporate Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH
45840

Dear Corporate Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $2 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with Marathon Petroleum Corporation on behalf of The Oregon Environmental Council, The Plymouth Congregational Church of Seattle, Mayberry LLC, and Persephone LLC for inclusion in the 2016 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, The Oregon Environmental Council, The Plymouth Congregational Church of Seattle, Mayberry LLC, and Persephone LLC hold more than $2,000 of Marathon Petroleum common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letters, our clients will remain invested in this position continuously through the date of the 2016 annual meeting. We will forward verification of each position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We anticipate co-filers for this shareholder proposal.

Please direct any communications to me at (503) 894-7551, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Resolved: That the shareholders of Marathon Petroleum Corporation ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each; and

   b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website.

Supporting Statement:

As long-term shareholders of Marathon, we support transparency and accountability in corporate spending on political activities. These include any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is in the best interest of the Company and its shareholders and critical for compliance with federal ethics laws. Moreover, the Supreme Court's Citizens United decision recognized the importance of political spending disclosure for shareholders when it said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the Company to reputational and business risks that could threaten long-term shareholder value. This is particularly true as state and federal policy on energy and climate change are actively debated.

We note that while Marathon provides a list of trade associations and the aggregate amount that is attributable to federal, state and grassroots lobbying, it does not break out payments which are non-deductible under Section 162(e) of the Internal Revenue Code by trade association. Peers Valero and Tesoro do provide this information.

Marathon received 62 out of 100 in the 2015 CPA-Zicklin Index of Corporate Political Accountability and Disclosure lagging behind peers Valero (70), Tesoro (84) and Phillips 66 (73). According to OpenSecrets.org, Marathon made $1,424,050 in contributions in 2014, with peers spending less: Valero $873,600; Phillips 66 $363,615; and Tesoro $332,690. But without full disclosure these numbers are incomplete.

We ask the Company to disclose all of its political spending, including more detailed information about payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading energy companies that support transparency and present this information on their websites, including Schulmberger, Noble Energy and ConocoPhillips.

Jonas Kron
Senior Vice-President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
721 NW Ninth Ave., Suite 250
Portland, OR 97209

Fax: 617-482-6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on Oregon Environmental Council's (OEC) behalf at Marathon Petroleum Corp. (MPC) concerning lobbying spending disclosures and policies.

OEC is the beneficial owner of 30 shares of MPC common stock that it has continuously held for more than one year. OEC intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2016.

OEC specifically gives Trillium Asset Management, LLC full authority to deal, on its behalf, with any and all aspects of the aforementioned shareholder proposal. OEC intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. OEC understands that its name may appear on the corporation's proxy statement as a filer of the aforementioned proposal.

Sincerely,



Andrea Durbin
Executive Director
Oregon Environmental Council

November 5, 2015
Date


PLYMOUTH CHURCH
UNITED CHURCH OF CHRIST

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Plymouth Congregational Church of Seattle at Marathon Petroleum Corp. for inclusion in its 2016 proxy materials concerning lobbying spending disclosure and policies.

Plymouth Congregational Church is the beneficial owner of more than $2,000 worth of Marathon Petroleum Corp. common stock that Plymouth Congregational Church has held continuously for more than one year. Plymouth Congregational Church intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

Plymouth Congregational Church specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Plymouth Congregational Church intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Plymouth Congregational Church understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Jon Palmason
Church Moderator
Plymouth Congregational Church of Seattle

11/11/2015

Date

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Mayberry, LLC at Marathon Petroleum Corp. for inclusion in its 2016 proxy materials.

Mayberry, LLC is the beneficial owner of more than $2,000 worth of Marathon Petroleum Corp. common stock that Mayberry, LLC has held continuously for more than one year. Mayberry, LLC intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

Mayberry, LLC specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Mayberry, LLC intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Mayberry, LLC understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



SIGNATURE


11/6/2015

DATE

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
Two Financial Center
60 South Street, Suite 1100
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on behalf of Persephone, LLC at Marathon Petroleum Corp. for inclusion in its 2016 proxy materials.

Persephone, LLC is the beneficial owner of more than $2,000 worth of Marathon Petroleum Corp. common stock that Persephone, LLC has held continuously for more than one year. Persephone, LLC intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2016.

Persephone, LLC specifically gives Trillium Asset Management, LLC full authority to deal, on our behalf, with any and all aspects of the aforementioned shareholder proposal. Persephone, LLC intends all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. Persephone, LLC understands that its name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



SIGNATURE

11/6/2015
DATE

EXHIBIT A



J. Michael Wilder
Vice President, General Counsel and Secretary

Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.2470
Fax: 419.421.3124
jmwilder@marathonpetroleum.com

November 17, 2015

Via FedEx and E-mail to jkron@trilliuminvest.com

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
721 NW Ninth Ave., Suite 250
Portland, OR 97209

Re: Shareholder Proposal Submitted to Marathon Petroleum Corporation ("***MPC***")

Dear Mr. Kron:

We are in receipt of your letter dated November 12, 2015 and the enclosed shareholder proposal (the "***Proposal***"), dated November 5, 2015, and delivered on behalf of Oregon Environmental Council (the "***Proponent***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

In accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of the Proponent's continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted and (2) Rule 14a-8(b)(2) concerning the proof of the Proponent's status as a holder of record or otherwise of such securities.

If you wish to correct these deficiencies, you must respond to this letter with either:

(a) if the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting the Proponent's ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level, and a written statement from the Proponent that it continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of the Proponent's shares verifying that the Proponent beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date the Proponent submitted the Proposal. For these purposes, only a Depository Trust Company ("***DTC***") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. The Proponent can determine whether its particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. For purposes of determining the date the Proponent submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically.

Your response must be postmarked, or transmitted electronically, no later than 14 days following the date you receive this letter. If you do not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2016 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,



J. Michael Wilder
Vice President, General Counsel and Secretary

JMW:PIK:led

cc: Andrea Durbin

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO § 240.14A–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO § 240.14A–7 When providing the information required by § 240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d–101), Schedule 13G (§ 240.13d–102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years: or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years: and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal:

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

Dicesare, Leslie E. (MPC)

From: Dicesare, Leslie E. (MPC) on behalf of Wilder, Michael (MPC)
Sent: Tuesday, November 17, 2015 3:14 PM
To: jkron@trilliuminvest.com
Subject: Shareholder Proposal
Attachments: Response to Shareholder Proposal - Jonas Kron - Oregon Environmental Council (OEC).pdf

Attached please find our response to the shareholder proposal submitted to Marathon Petroleum Corporation. The original was sent to you via FedEx today.

Thank you.

J. Michael Wilder
Vice President, General Counsel and Secretary
Marathon Petroleum Corporation
jmwilder@marathonpetroleum.com
419-421-2470

EXHIBIT A

J. Michael Wilder
Vice President, General Counsel and Secretary



Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.2470
Fax: 419.421.3124
jmwilder@marathonpetroleum.com

November 17, 2015

Via FedEx and E-mail to jkron@trilliuminvest.com

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
721 NW Ninth Ave., Suite 250
Portland, OR 97209

Re: Shareholder Proposal Submitted to Marathon Petroleum Corporation ("***MPC***")

Dear Mr. Kron:

We are in receipt of your letter dated November 12, 2015 and the enclosed shareholder proposal (the "***Proposal***"), dated November 6, 2015, and delivered on behalf of Mayberry, LLC (the "***Proponent***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

In accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of the Proponent's continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted and (2) Rule 14a-8(b)(2) concerning the proof of the Proponent's status as a holder of record or otherwise of such securities.

If you wish to correct these deficiencies, you must respond to this letter with either:

(a) if the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting the Proponent's ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level, and a written statement from the Proponent that it continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of the Proponent's shares verifying that the Proponent beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date the Proponent submitted the Proposal. For these purposes, only a Depository Trust Company ("***DTC***") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. The Proponent can determine whether its particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. For purposes of determining the date the Proponent submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically.

Your response must be postmarked, or transmitted electronically, no later than 14 days following the date you receive this letter. If you do not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2016 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,



J. Michael Wilder
Vice President, General Counsel and Secretary

JMW:PIK:led

NAI-1500649916v1

Dicesare, Leslie E. (MPC)

From: Dicesare, Leslie E. (MPC) on behalf of Wilder, Michael (MPC)
Sent: Tuesday, November 17, 2015 3:17 PM
To: jkron@trilliuminvest.com
Subject: Shareholder Proposal
Attachments: Response to Shareholder Proposal - Jonas Kron - Mayberry, LLC.pdf

Attached please find our response to the shareholder proposal submitted to Marathon Petroleum Corporation. The original was sent to you via FedEx today.

Thank you.

J. Michael Wilder
Vice President, General Counsel and Secretary
Marathon Petroleum Corporation
jmwilder@marathonpetroleum.com
419-421-2470

EXHIBIT A

J. Michael Wilder
Vice President, General Counsel and Secretary



Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.2470
Fax: 419.421.3124
jmwilder@marathonpetroleum.com

November 17, 2015

Via FedEx and E-mail to jkron@trilliuminvest.com

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
721 NW Ninth Ave., Suite 250
Portland, OR 97209

Re: Shareholder Proposal Submitted to Marathon Petroleum Corporation ("***MPC***")

Dear Mr. Kron:

We are in receipt of your letter dated November 12, 2015 and the enclosed shareholder proposal (the "***Proposal***"), dated November 6, 2015, and delivered on behalf of Persephone, LLC (the "***Proponent***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

In accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of the Proponent's continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted and (2) Rule 14a-8(b)(2) concerning the proof of the Proponent's status as a holder of record or otherwise of such securities.

If you wish to correct these deficiencies, you must respond to this letter with either:

(a) if the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting the Proponent's ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level, and a written statement from the Proponent that it continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of the Proponent's shares verifying that the Proponent beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date the Proponent submitted the Proposal. For these purposes, only a Depository Trust Company ("***DTC***") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. The Proponent can determine whether its particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. For purposes of determining the date the Proponent submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically.

Your response must be postmarked, or transmitted electronically, no later than 14 days following the date you receive this letter. If you do not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2016 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,



J. Michael Wilder
Vice President, General Counsel and Secretary

JMW:PIK:led

NAI-1500649925v1

Dicesare, Leslie E. (MPC)

From: Dicesare, Leslie E. (MPC) on behalf of Wilder, Michael (MPC)
Sent: Tuesday, November 17, 2015 3:12 PM
To: jkron@trilliuminvest.com
Subject: Shareholder Proposal
Attachments: Response to Shareholder Proposal - Jonas Kron - Persephone, LLC.pdf

Attached please find our response to the shareholder proposal submitted to Marathon Petroleum Corporation. The original was sent to you via FedEx today.

Thank you.

J. Michael Wilder
Vice President, General Counsel and Secretary
Marathon Petroleum Corporation
jmwilder@marathonpetroleum.com
419-421-2470

EXHIBIT A

J. Michael Wilder
Vice President, General Counsel and Secretary



Marathon Petroleum Corporation

539 South Main Street
Findlay, OH 45840
Tel: 419.421.2470
Fax: 419.421.3124
jmwilder@marathonpetroleum.com

November 17, 2015

Via FedEx and E-mail to jkron@trilliuminvest.com

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC
721 NW Ninth Ave., Suite 250
Portland, OR 97209

Re: Shareholder Proposal Submitted to Marathon Petroleum Corporation ("***MPC***")

Dear Mr. Kron:

We are in receipt of your letter dated November 12, 2015 and the enclosed shareholder proposal (the "***Proposal***"), dated November 11, 2015, and delivered on behalf of Plymouth Congregational Church of Seattle (the "***Proponent***"). As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (the "***Exchange Act***") sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to MPC. A copy of Rule 14a-8 is enclosed for your reference.

In accordance with Rule 14a-8(f)(1) of the Exchange Act, MPC hereby notifies you that the Proposal is deficient in that it fails to comply with the requirements of (1) Rule 14a-8(b)(1) concerning proof of the Proponent's continuous ownership of the requisite amount of MPC voting securities for at least one year prior to the date on which the Proposal was submitted and (2) Rule 14a-8(b)(2) concerning the proof of the Proponent's status as a holder of record or otherwise of such securities.

If you wish to correct these deficiencies, you must respond to this letter with either:

(a) if the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, reflecting the Proponent's ownership of MPC common stock as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level, and a written statement from the Proponent that it continuously held the required number of shares for the requisite one-year period; or

(b) a written statement from the record holder of the Proponent's shares verifying that the Proponent beneficially held the requisite number of shares of MPC common stock continuously for at least one year as of the date the Proponent submitted the Proposal. For these purposes, only a Depository Trust Company ("***DTC***") participant or an affiliate of a DTC participant will be considered to be a record holder of securities that are deposited at DTC. The Proponent can determine whether its particular bank or broker is a DTC participant by checking DTC's participant list, which is currently available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. For purposes of determining the date the Proponent submitted the Proposal, Section C of Staff Legal Bulletin No. 14G (October 16, 2012) provides that a proposal's date of submission is the date that the proposal is postmarked or transmitted electronically.

Your response must be postmarked, or transmitted electronically, no later than 14 days following the date you receive this letter. If you do not respond to this letter and adequately correct such deficiencies by that date, the Proposal will be deemed to have not been properly submitted in accordance with the requirements of the Exchange Act, and MPC will seek to exclude the Proposal from its proxy materials for its 2016 annual meeting of shareholders.

We appreciate your continued support of MPC.

Sincerely,



J. Michael Wilder
Vice President, General Counsel and Secretary

JMW:PIK:led

cc: Jon Palmason

NAI-1500649876v1

Dicesare, Leslie E. (MPC)

From: Dicesare, Leslie E. (MPC) on behalf of Wilder, Michael (MPC)
Sent: Tuesday, November 17, 2015 3:10 PM
To: jkron@trilliuminvest.com
Subject: Shareholder Proposal
Attachments: Response to Shareholder Proposal - Jonas Kron - Plymouth Congregational Church.pdf

Attached please find our response to the shareholder proposal submitted to Marathon Petroleum Corporation. The original was sent to you via FedEx today.

Thank you.

J. Michael Wilder
Vice President, General Counsel and Secretary
Marathon Petroleum Corporation
jmwilder@marathonpetroleum.com
419-421-2470

EXHIBIT A


TRILLIUM
ASSET MANAGEMENT

November 18, 2015

J. Michael Wilder
Vice President, General Counsel and Secretary
Marathon Petroleum Corporation
539 South Main Street
Findlay, OH
45840

Re: Request for verification

Dear Mr. Wilder:

Per your request dated November 17, 2015 and in accordance with the SEC Rules, please find the enclosed custodial letters from Charles Schwab Advisor Services, UBS Financial Services and Fidelity Investments documenting that Mayberry, LLC., Persephone LLC., Plymouth Congregational Church of Seattle, and the Oregon Environmental Council have continuously held sufficient company shares to file a proposal under rule 14a-8.

Please contact me if you have any questions at (503) 894-7551; Trillium Asset Management LLC., 721 NW Ninth Ave, Suite 250, Portland, OR, 97209; or via email at jkron@trilliuminvest.com.

Sincerely,

Jonas Kron
Senior Vice President, Director of Shareholder Advocacy
Trillium Asset Management, LLC



UBS Financial Services Inc.
5285 SW Meadows Road, Suite 495
Lake Oswego, OR 97035
Tel. 503-248-1345
Toll Free 800-444-3235

Wrenn Ferguson Heath Group

www.ubs.com

November 18, 2015

Re: Oregon Environmental Council *** FISMA & OMB Memorandum M-07-16***

This letter is to confirm that UBS Financial Services, Inc. holds as custodian for the above client 10 shares of common stock in Marathon Petroleum Corp. These 10 shares have been held in this account continuously for at least one year prior to November 12, 2015.

These shares are held at Depository Trust Company under the nominee name of UBS Financial Services, Inc.

This letter serves as confirmation that the shares are held by UBS Financial Services, Inc.

Sincerely,

Sara Richardson
Sr. Registered Client Service Associate
Brokerage & Advisory Services


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 16, 2015

FISMA & OMB Memorandum M-07-16 Re: PLYMOUTH CONGREGATIONAL CHURCH OF SEATTLE

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 1524 shares of MPC common stock. These 1524 shares have been held in this account continuously for at least one year prior to November 12, 2015.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Justin Creamer
Relationship Specialist

#1213-8191

Fidelity Family Office Services 200 Seaport Blvd. Z2N
Boston, MA 02210



11/16/15

Re: Mayberry, LLC. / Account Ending in ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Fidelity holds as custodian for the above client 787 shares of common stock in Marathon Petroleum Corp. These 787 shares have been held in this account continuously for at least one year prior to November 12, 2015.

These shares are held at Depository Trust Company under DTC's nominee name CEDE & Co. FBO National Financial Services,

This letter serves as confirmation that the shares are held by Fidelity.

Sincerely,

John Maloney

Fidelity Family Office Services 200 Seaport Blvd. Z2N
Boston, MA 02210



11/16/15

Re: Persephone, LLC. / Account Ending in ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Fidelity holds as custodian for the above client 770 shares of common stock in Marathon Petroleum Corp. These 770 shares have been held in this account continuously for at least one year prior to November 12, 2015.

These shares are held at Depository Trust Company under DTC's nominee name CEDE & Co. FBO National Financial Services,

This letter serves as confirmation that the shares are held by Fidelity.

Sincerely,

John Maloney

EXHIBIT B

EXHIBIT B



Search GO



Philosophy and Purpose

At MPC, we view participation by the Company in the public policy process as essential to promoting the best interests of our shareholders.

MPC's business – the refining, transportation and marketing of fuels – is heavily regulated by federal, state and local governments. As a result, developments in Washington, D.C. and in the capitals of the states where we do business can significantly affect our ability to meet the need for reliable, affordable transportation fuels and other petroleum products. Some legislative and regulatory proposals could adversely affect MPC and the industry as a whole. MPC advocates for its own interests and for those of the industry, with three primary areas of focus: maintaining a strong refining and marketing industry in our nation; continuing to meet the energy needs of consumers at competitive prices; and protecting the value of our shareholders' investments.

The Company participates in the political process in a number of ways, including lobbying, grassroots activity, issue advocacy, participation in trade associations, supporting an active employee political action committee and, where lawful, the direct support of political candidates and ballot issues. Federal, state and local laws and regulations govern certain aspects of corporate involvement in activities of a political or public policy nature, such as lobbying and making political contributions. These laws and regulations contain prohibitions and limitations, detailed reporting and record-keeping requirements and enforcement provisions. The Company has established policies and guidelines to ensure compliance with these laws and regulations, and to govern its participation in the political process.

All uses of Company funds or resources to participate in the political process are made with the intent to promote the best interests of the Company and without regard for the private political preferences of our executives. The entire process is subject to oversight by our Board of Directors and our senior management.

Because we believe participation in the political process is vital to a free and democratic society, we respect the right of and encourage our employees to engage in political activities of their choosing. When engaged in personal civic and political affairs, employees are to make it clear that their views and actions are their own, and not those of the Company.

Board and Management Oversight

MPC's political contributions and lobbying expenditures are subject to the oversight of our Board of Directors and the approval of our senior management. As provided by the charter of the Board's Corporate Governance and Nominating Committee, the Committee reviews on a semi-annual basis contributions made by the Company to political candidates, committees or parties and reviews on an annual basis lobbying expenditures, payments of $50,000 or more made to trade associations that engage in lobbying activities and the content of this Political Engagement and Disclosure portion of our website. Additionally, as noted below, members of our senior management team exercise oversight of trade association activities through an annual review, as well as through their own service in association leadership roles and their assignment of various employee technical and subject matter experts to support trade group committees and projects.

Government Affairs Organization and Compliance

Political activities by and on behalf of MPC are managed by our Government Affairs Organization. To ensure compliance with laws regulating political contributions and lobbying activities, and to ensure that such activities are aligned with the interests of the Company and its shareholders, lobbying contacts made on behalf of the Company with federal, state and local government officials and all political contributions by the Company are arranged through the management and other professional staff members of our Government Affairs Organization.

On an annual basis our Office of Business Integrity and Compliance circulates a Code of Business Conduct questionnaire and each salaried employee, executive officer and member of our Board of Directors is required to complete the questionnaire and sign an annual certification that includes a specific statement of compliance with our political activity policy. Our Internal Audit Organization routinely conducts reviews of the practices of and reporting documentation prepared by the Government Affairs Organization, as well as the eligibility of employees contributing to the Marathon Petroleum Corporation Employees Political Action Committee (MPAC), and reports its findings to senior management.

Federal Political Campaign Contributions

Federal laws and regulations strictly prohibit contributions of corporate funds to candidates for federal office or to third parties, such as political parties and political action committees, whose purpose is to contribute to or assist federal candidates. The Company's policies and guidelines are intended to ensure compliance with these prohibitions. The Company is authorized by law to establish and pay certain administrative costs of an employee political action committee. Accordingly, the Company has established MPAC. Eligible employees, officers and directors of the Company may make contributions to MPAC. All such contributions are voluntary.

RELATED LINKS

Shareholder Q&A
Code of Business Conduct
Ethics and Integrity
Board of Directors
MPC Leadership
Corporate Citizenship
Media Resources

Subject to strict limits imposed by federal laws and regulations, MPAC may contribute funds to candidates for federal office, political parties, other political action committees and certain other political organizations. MPAC contributions are approved by a board comprised of Company employees and are available in an interactive map format on the MPAC Contributions page of this website and will remain archived there for a period of five years. MPAC is registered with the Federal Election Commission (FEC) and reports its contributions to the FEC on a monthly basis. MPAC's monthly reports and other information on its receipts and expenditures can be found on the FEC's website by searching for "Marathon Petroleum Corporation Employees Political Action Committee."

State & Local Political Campaign Contributions

Individual state and local laws govern contributions to candidates for state and local offices. Where permitted by applicable law, and in consultation with and upon the approval of our Government Affairs Organization and designated member of our senior management team or their designee, the Company may, directly or indirectly, contribute corporate funds to candidates for state or local office or political parties that support or assist candidates for state or local office. Also where permitted by applicable law, the Company may use Company funds, properties or services for the purpose of influencing the nomination or election of candidates to state or local office, providing assistance or support to candidates seeking election to such office or supporting ballot measures or other issue-related campaigns.

MPC reports its state and local political contributions and expenditures as required by applicable law. Not all states and localities require reports of political contributions or expenditures, or provide access to such reports on line. MPC's corporate political contributions are available in an interactive map format on the Corporate Contributions page of this website and will remain archived there for a period of five years.

In many states, including states where corporate contributions are not permitted, MPAC may make contributions to state and local candidates, subject to limits established by applicable state or local laws or regulations. MPAC contributions to state and local candidates are available in an interactive map format on the MPAC Contributions page of this website and will remain archived there for a period of five years and may also be found on the FEC's website by searching for "Marathon Petroleum Corporation Employees Political Action Committee."

Lobbying Activities

MPC engages in lobbying at the federal, state and local levels to advocate on issues that impact the Company and our industry. Some of the key positions we have taken on important regulatory and legislative issues are described within the provided links:

Proposed repeal of the LIFO Inventory accounting method

Renewable Fuel Standard (RFS)

Keystone XL pipeline construction

Federal, state and local statutes govern lobbying and reporting requirements. The Company complies with the federal Lobbying Disclosure Act (LDA) by filing quarterly reports of our lobbying activities and expenditures, and semi-annual reports of MPAC's federal political contributions. The Company's LDA reports are available on the Lobbying Disclosures page of this website and will remain archived there for a period of five years and may also be found on the website of the Clerk of the U.S. House of Representatives by searching for "Marathon Petroleum Corporation" in the registrant field.

Some states also require the filing of reports of lobbying activities and expenses. The Company files these reports where it is required to do so by applicable law. Not all states require reports of lobbying activities and expenditures. You may search state lobbying reports by using the interactive map on the Lobbying Disclosures page of this website.

Trade Association Participation

Like most large companies, MPC is active in trade associations and similar groups at the national, state and local levels, including the American Petroleum Institute, American Fuel and Petrochemical Manufacturers, American Chemistry Council, U.S. Chamber of Commerce and National Association of Manufacturers. We believe participation in these associations is important to the Company's role as an industry leader and as an active member of the business communities in which we operate. These associations engage in many activities for the benefit of their members, including encouraging industry standards among member companies. A list of the trade associations to which the Company contributed greater than $50,000 in the previous calendar year and that may engage in lobbying activities is available on the Trade Association Membership page of this website.

While not our primary motivation for joining or maintaining our membership, many trade associations actively engage in lobbying on issues that impact their respective members. Through our participation in trade associations, we seek to champion legislative solutions that are in the best interests of the Company. We believe it is important to be engaged with these organizations so our positions on issues of importance to the Company can be expressed. On an annual basis our senior management undertakes a review of trade association memberships and assesses the effectiveness of the respective groups and the utility of MPC's new or continued participation. We also pride ourselves on taking an active role in our trade associations and have executives, technical experts and other personnel serving in various leadership and support roles within such groups. We recognize that viewpoints of other trade association members may differ from our own. When this occurs, we seek to work with the association membership to promote reasonable compromise. However, we do not control the position that any trade association may take on any particular issue.

Grassroots Activities

MPC's grassroots activities are designed to encourage broad support for favorable action on legislation important to the Company. Grassroots activities include the development and distribution of information and the mobilization of stakeholders to contact officials. The Company encourages grassroots activity on a case-by-case basis as determined by, and based on collaboration between, appropriate Government Affairs and business unit personnel, and with the approval of an appropriate member of senior management or his or her respective designee.

Issue Advocacy

For MPC's purposes, issue advocacy is the support of a pro-energy or other pro-business measure, or the opposition to an anti-energy or other anti-business measure. The Company engages in such advocacy when it has a significant business interest in a particular issue, subject to consultation with and the approval of members of senior management or their respective designees.

Gifts to Elected Officials, Regulators and Government Employees

Federal law prohibits registered federal lobbyists and entities, such as the Company, that employ federal lobbyists from providing gifts or anything of value to members of Congress or congressional staffers. Separate and similarly strict rules apply to officers and employees of the executive branch of the federal government. Additionally, many state and local governments have enacted various types of gift laws and regulations applicable to their elected officials and public employees. The Company has adopted policies and guidelines that are intended to assure compliance with these prohibitions.

Other Political Activities

The Company may periodically contribute or use funds to support or oppose ballot initiatives, or promote get-out-the-vote or other generic campaign activities, issue advocacy and other political activities as permitted by applicable law. Any such contribution or expenditure requires consultation with and the approval of members of senior management or their respective designees.

EXHIBIT C

EXHIBIT C


M
MARATHON

Corporate Contributions

Information concerning corporate contributions can be found by selecting a specific state.


Contributions
State
Year
2014



Corporate Contributions

Information concerning corporate contributions can be found by selecting a specific state.

◂ Back to Map | State: Illinois | Contributions: State | Year: 2014 | Results: 25

Candidate	Office	Contribution Type	Date	Amount	Donor
Kyle McCarter	Sen.	State	8/15/14	$500	MPC
Bill Mitchell	Rep.	State	8/15/14	$500	MPC
Michael Unes	Rep.	State	8/15/14	$500	MPC
John Cavaletto	Rep.	State	8/15/14	$500	MPC
Mike Tryon	Rep.	State	8/15/14	$500	MPC
Bruce Rauner	Gov.	State	8/15/14	$1,000	MPC
IL Downstate House Republican Caucus		State	8/15/14	$1,000	MPC
Matt Murphy	Sen.	State	7/21/14	$1,000	MPC


M
MARATHON

Corporate Contributions

Information concerning corporate contributions can be found by selecting a specific state.

◂ Back to Map | State: Louisiana | Contributions: State | Year: 2014 | Results: 3

Candidate	Office	Contribution Type	Date	Amount	Donor
LA Senate Democratic Campaign Cmte		State	3/24/14	$3,000	MPC
Republican Leg. Delegation Campaign Cmte Inc.		State	3/24/14	$6,000	MPC
LA House Democratic Campaign Cmte		**State**	**3/26/14**	$5,000	MPC


M
MARATHON

Corporate Contributions

Information concerning corporate contributions can be found by selecting a specific state.

‹ Back to Map | State: Texas | Contributions: State | Year: 2013 | Results: 1

Candidate	Office	Contribution Type	Date	Amount	Donor
Water Texas PAC		State	10/29/13	$5,000	MPC


M
MARATHON

Corporate Contributions

Information concerning corporate contributions can be found by selecting a specific state.


Contributions
State
Year
2011
WA
MT
ND
MN
ME
OR
ID
WI
NY
SD
MI
WY
PA
IA
NE
OH
NV
UT
IL
IN
WV
CO
VA
CA
KS
MO
KY
NC
TN
OK
AZ
NM
AR
SC
MS
AL
GA
TX
LA
FL
AK
HI
NH
VT
MD
CT
MA

Other Contributions

Republican Governors Assoc.	2/28/11	**$100,000**

EXHIBIT D

EXHIBIT D



Marathon Petroleum Corporation Employees Political Action Committee (MPAC) Contributions

Information concerning federal and state MPAC contributions can be found by selecting a specific state. Federal contributions unrelated to a specific candidate/incumbent can be found under the DC tab.

Contributions State **Year** 2014


WA
MT
ND
ME
OR
MN
ID
WI
NY
SD
MI
WY
PA
IA
NE
OH
NV
UT
IL
IN
WV
NH
CO
VA
CA
VT
KS
MO
KY
NC
RI
TN
NJ
OK
SC
AZ
NM
AR
DE
GA
MS
AL
MD
CT
TX
LA
DC
FL
MA
AK
HI



Marathon Petroleum Corporation Employees Political Action Committee (MPAC) Contributions

Information concerning federal and state MPAC contributions can be found by selecting a specific state. Federal contributions unrelated to a specific candidate/incumbent can be found under the DC tab.

‹ Back to Map State Wisconsin Contributions State Year 2014 Results: 16

Candidate	Office	Contribution Type	Date	Amount	Donor
August, Tyler	STATE HOUSE	State	6/6/14	$500.00	MPAC
Knudson, Dean	STATE HOUSE	State	4/30/14	$500.00	MPAC
Kooyenga, Dale	STATE HOUSE	State	4/30/14	$500.00	MPAC
Kuglitsch, Mike	STATE HOUSE	State	4/30/14	$500.00	MPAC
Mursau, Jeffrey	STATE HOUSE	State	4/30/14	$500.00	MPAC
Ripp, Keith	STATE HOUSE	State	4/30/14	$500.00	MPAC
Sanfelippo, Joe	STATE HOUSE	State	4/9/14	$500.00	MPAC
Lazich, Mary	STATE SENATE	State	4/22/14	$250.00	MPAC
Marklein, Howard	STATE SENATE	State	4/22/14	$500.00	MPAC
Nass, Steve	STATE SENATE	State	6/6/14	$500.00	MPAC
Tiffany, Thomas	STATE SENATE	State	4/22/14	$250.00	MPAC
Schimel, Brad	STATE ATTORNEY GENERALWI	State	6/6/14	$1,000	MPAC
Schimel, Brad	STATE ATTORNEY GENERAL	State	10/2/14	$1,500	MPAC
Walker, Scott	STATE GOVERNOR	State	4/9/14	$2,500	MPAC



Marathon Petroleum Corporation Employees Political Action Committee (MPAC) Contributions

Information concerning federal and state MPAC contributions can be found by selecting a specific state. Federal contributions unrelated to a specific candidate/incumbent can be found under the DC tab.

• Back to Map | State: District Of Columbia | Contributions: Federal | Year: 2014 | Results: 3

Candidate	Office	Contribution Type	Date	Amount	Donor
Blue Dog PAC	U.S. HOUSE	Federal	1/13/14	$5,000	MPAC
National Republican Congressional Committee	U.S. HOUSE	Federal	1/13/14	$15,000	MPAC
National Republican Senatorial Committee	U.S. SENATE	Federal	1/13/14	$15,000	MPAC


MARATHON

Marathon Petroleum Corporation Employees Political Action Committee (MPAC) Contributions

Information concerning federal and state MPAC contributions can be found by selecting a specific state. Federal contributions unrelated to a specific candidate/incumbent can be found under the DC tab.

Contributions Federal Year 2012


WA
MT
ND
MN
OR
ID
WI
SD
WY
MI
NY
ME
IA
PA
NE
OH
NV
UT
IL
IN
WV
CO
VA
CA
KS
MO
KY
NC
TN
AZ
NM
OK
AR
SC
MS
AL
GA
TX
LA
AK
HI
FL
NH
VT
RI
NJ
DE
MD
CT
DC
MA


MARATHON

Marathon Petroleum Corporation Employees Political Action Committee (MPAC) Contributions

Information concerning federal and state MPAC contributions can be found by selecting a specific state. Federal contributions unrelated to a specific candidate/incumbent can be found under the DC tab.

‹ Back to Map State Louisiana Contributions Federal Year 2012 Results: 4

Candidate	Office	Contribution Type	Date	Amount	Donor
Cassidy, Bill	U.S. HOUSE	Federal	9/6/12	$2,000	MPAC
Richmond, Cedric	U.S. HOUSE	Federal	9/26/12	$4,000	MPAC
Landrieu, Mary	U.S. SENATE	Federal	12/5/12	$5,000	MPAC
Jazz PAC		Federal	5/10/12	$2,000	MPAC

EXHIBIT E

EXHIBIT E


MARATHON

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RELATED LINKS

Shareholder Q&A
Code of Business Conduct
Ethics and Integrity
Board of Directors
MPC Leadership
Corporate Citizenship
Media Resources

Trade Association Membership

MPC actively participates in trade associations and similar groups at the national, state and local levels, including the American Petroleum Institute, American Fuel and Petrochemical Manufacturers, American Chemistry Council, U.S. Chamber of Commerce and National Association of Manufacturers. While not our primary motivation for joining or maintaining our membership, many trade associations actively engage in lobbying on issues that impact their respective members. Through our participation in trade associations, we seek to champion legislative solutions that are in the best interests of the Company. We believe it is important to be actively engaged with these organizations so our positions on issues of importance to the Company can be expressed. We recognize that viewpoints of other trade association members may differ from our own. When this occurs, we seek to work with the association membership to promote reasonable compromise. However, we do not control the position that any trade association to which we belong may take on any particular issue.

2014 Trade Association Memberships

A list of the trade associations to which the Company paid annual dues of greater than $50,000 in 2014:

- American Chemistry Council
- American Petroleum Institute
- American Fuel and Petrochemical Manufacturers
- American Waterways Operators
- Association of Oil Pipelines
- The Business Round Table
- Louisiana Mid-Continent Oil and Gas Association
- National Association of Manufacturers
- U.S. Chamber of Commerce

In 2014, MPC payments made to national trade associations to which we paid annual dues of $50,000 or more totaled $14.3 million, of which approximately $1.6 million (11%) was attributable to federal lobbying efforts and approximately $7.7 million (54%) was attributable to state and grassroots lobbying and broad advertising communications designed to generally promote the energy industry and educate consumers. Approximately $5 million (35%) of MPC payments made to national trade associations in 2014 was attributable to tax-deductible program-related activities such as training and the establishment of industry standards.

EXHIBIT F


M
MARATHON

Lobbying Disclosures

Federal lobbying disclosure reports are required by the Lobbying Disclosure Act to be filed with Congress on a quarterly basis and must include a description of the matters on which the company has lobbied and a good faith estimate of the lobbying expenditures incurred by the company during each quarter. The expenditures included in this report consist primarily of employees' compensation and benefits attributable to federal lobbying activities, lobbying fees paid to outside lobbying firms, trade association dues attributable to federal lobbying activities, travel and incidental expenses related to federal lobbying activities and overhead expenses attributable to federal lobbying activities.

Recent Quarterly Federal Lobbying Report

2014

- 4Q 2014 – Lobbying Disclosure Report
- 3Q 2014 – Lobbying Disclosure Report
- 2Q 2014 – Lobbying Disclosure Report
- 1Q 2014 – Lobbying Disclosure Report

2013

2012

2011

Visit Office of the Clerk – House of Representatives website to search lobbying disclosure reports

Select specific state to access state disclosure websites


WA
OR
MT
ND
MN
ME
ID
SD
WI
MI
NY
WY
IA
NE
PA
OH
NV
UT
IL
IN
WV
CO
VA
CA
KS
MO
KY
NC
TN
AZ
NM
OK
AR
SC
GA
MS
AL
TX
LA
FL
AK
HI
NH
VT
RI
NJ
DE
MD
CT
DC
MA

Clerk of the House of Representatives Legislative Resource Center B-106 Cannon Building Washington, DC 20515 http://lobbyingdisclosure.house.gov	Secretary of the Senate Office of Public Records 232 Hart Building Washington, DC 20510 http://www.senate.gov/lobby

LOBBYING REPORT

Lobbying Disclosure Act of 1995 (Section 5) - **All Filers Are Required to Complete This Page**

1. Registrant Name ✓ Organization/Lobbying Firm ☐ Self Employed Individual
MARATHON PETROLEUM CORPORATION

2. Address
Address1 1201 F St. NW Address2 Suite 625
City WASHINGTON State DC Zip Code 20004 Country USA

3. Principal place of business (if different than line 2)
City Findlay State OH Zip Code 45840 Country USA

4a. Contact Name b. Telephone Number c. E-mail

5. Senate ID# 400803404-12

7. Client Name ✓ *Self* *Check if client is a state or local government or instrumentality*
MARATHON PETROLEUM CORPORATION

6. House ID# 418000000

TYPE OF REPORT

8. Year 2014 Q1 (1/1 - 3/31) ☐ Q2 (4/1 - 6/30) ☐ Q3 (7/1 - 9/30) ☐ Q4 (10/1 - 12/31) ✓

9. Check if this filing amends a previously filed version of this report ☐

10. Check if this is a Termination Report ☐ Termination Date ______ 11. No Lobbying Issue Activity ☐

INCOME OR EXPENSES - YOU MUST complete either Line 12 or Line 13

12. Lobbying	**13. Organizations**
INCOME relating to lobbying activities for this reporting period was:	**EXPENSE** relating to lobbying activities for this reporting period were:
Less than $5,000	Less than $5,000 ☐
$5,000 or more $ ______	$5,000 or more ✓ $ 1,180,000.00
Provide a good faith estimate, rounded to the nearest $10,000, of all lobbying related income from the client (including all payments to the registrant by any other entity for lobbying activities on behalf of the client).	**14. REPORTING** Check box to indicate expense accounting method. See instructions for description of options. ✓ **Method A.** Reporting amounts using LDA definitions only ☐ **Method B.** Reporting amounts under section 6033(b)(8) of the Internal Revenue Code ☐ **Method C.** Reporting amounts under section 162(e) of the Internal Revenue Code

Signature Digitally Signed By: Patricia Richards, General Manager, Federal Government Affairs, Marathon Petroleum Corporation **Date** 01/20/2015

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code FUE FUEL/GAS/OIL

16. Specific lobbying issues

Renewable Fuel Standard Issues: -Renewable Fuel Standard Repeal: H.R. 1461 -Renewable Fuel Standard Reform: H.R. 1462 Renewable Fuel Standard Issues (continued): -Renewable Fuel Standard Repeal: H.R. 1195 -Renewable Fuel Standard Reform: H.R.1469 -Renewable Fuel Standard Reform: S.1807 -Advanced Biofuel Mandard: Foreign Fuels Reducation Act (S.977) -RFS2 rule -E15 blend wall issues -2014 Renewable Volume Obligations

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE, Office of Management & Budget (OMB)

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Lavelle	Edmondson			☐
Patricia	Richards			☐
Fred	Walas			☐
Guy	Beeman	Jr.		☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ✓ Check if None

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code TAX TAXATION/INTERNAL REVENUE CODE

16. Specific lobbying issues

-Tax Reform: LIFO accounting; Section 199 deductions; MACRS; MLP Structure: comprehensive tax reform -Highway Trust Fund (Revenue)

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Lavelle	Edmondson			☐
Patricia	Richards			☐
Jake	Menefee			☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ✓ Check if None

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code TRA TRANSPORTATION

16. Specific lobbying issues

Approval of the Keystone XL Pipeline: -H.R. 3 Northern Route Approval Act -S. 582 A bill to approve the Keystone XL Pipeline
Highway Transportation Bill Reauthorization

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Lavelle	Edmondson			☐
Jake	Menefee			☐
Patricia	Richards			☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ☑ Check if None

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code CAW CLEAN AIR AND WATER (QUALITY)

16. Specific lobbying issues

Water of the United States Rule Ozone NAAQS
Refinery Sector Rulemaking S. 2833/ H.R. 5505 - CASE Act Direct regulation of Methane

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE, Office of Management & Budget (OMB), White House Office, Council on Environmental Quality (CEQ)

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Lavelle	Edmondson			☐
Guy	Beeman	Jr.		☐
Patricia	Richards			☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ✔ Check if None

LOBBYING ACTIVITY. Select as many codes as necessary to reflect the general issue areas in which the registrant engaged in lobbying on behalf of the client during the reporting period. Using a separate page for each code, provide information as requested. Add additional page(s) as needed.

15. General issue area code TRD TRADE (DOMESTIC/FOREIGN)

16. Specific lobbying issues

Ban on Crude Oil Exports

17. House(s) of Congress and Federal agencies ☐ Check if None

U.S. HOUSE OF REPRESENTATIVES, U.S. SENATE

18. Name of each individual who acted as a lobbyist in this issue area

First Name	Last Name	Suffix	Covered Official Position (if applicable)	New
Patricia	Richards			☐
Lavelle	Edmondson			☐
Jake	Menefee			☐

19. Interest of each foreign entity in the specific issues listed on line 16 above ✓ Check if None

Information Update Page - Complete ONLY where registration information has changed.

20. Client new address

Address ______

City ______ State ______ Zip Code ______ Country ______

21. Client new principal place of business (if different than line 20)

City ______ State ______ Zip Code ______ Country ______

22. New General description of client's business or activities

LOBBYIST UPDATE

23. Name of each previously reported individual who is no longer expected to act as a lobbyist for the client

	First Name	Last Name	Suffix		First Name	Last Name	Suffix
1	Lavelle	Edmondson		5			
2				6			
3				7			
4				8			

ISSUE UPDATE

24. General lobbying issue that no longer pertains

AFFILIATED ORGANIZATIONS

25. Add the following affiliated organization(s)

Internet Address:

Name	Address Street Address City State/Province Zip Country	Principal Place of Business (city and state or country) City State Country

26. Name of each previously reported organization that is no longer affiliated with the registrant or client

1
2
3
4
5
6

FOREIGN ENTITIES

27. Add the following foreign entities:

Name	Address Street Address City State/Province Country	Principal place of business (city and state or country)	Amount of contribution for lobbying activities	Ownership percentage in client
		City State Country		%

28. Name of each previously reported foreign entity that no longer owns, or controls, or is affiliated with the registrant, client or affiliated organization

1
2
3
4
5
6
7
8
9
10
11
12

Pages 71 through 73 redacted for the following reasons:
- -
Copyrighted Material Omitted

EXHIBIT G

EXHIBIT G



Proposed Repeal of the LIFO Inventory Accounting Method

THE ISSUE: Proposed repeal of the LIFO inventory accounting method

BACKGROUND: Last-In, First-Out (LIFO) is an accounting method that has been a recognized means of valuing inventory under the U.S. tax code since 1939. Under LIFO, the most recent inventory purchased is deemed to be used first. In times of rising prices, the LIFO accounting method results in better matching of costs and revenues, because cost of goods sold are valued at the current cost of replacing that inventory. MPC has consistently used the LIFO accounting method for decades to present our financial results and calculate our taxes. Retroactive LIFO repeal has been proposed by President Obama, and by chairmen of the taxwriting committees in the U.S. House and Senate. Comprehensive tax reform, which could include repeal of the LIFO accounting method, is not expected during 2014, but could be under consideration in future sessions of Congress.

MPC'S POSITION: We oppose repeal of the LIFO inventory accounting method.

WHY WE TOOK THIS POSITION: Retroactive LIFO repeal could result in a multibillion dollar tax penalty on industry. The proposal would require MPC and other companies like us to recalculate our inventory values and the resulting tax liability using a different accounting method, and then pay tax on the difference. This would be a retroactive imposition of a new tax liability.

For any company that has been using this accounting method for a number of years, LIFO repeal and subsequent recapture of tax would, in effect, impose an after-the-fact penalty for lawful accounting practices. It would be akin to repealing the mortgage interest deduction that homeowners receive, and then making them pay the taxes they had saved by legally deducting the interest in prior years. This is unfair, expensive and could significantly impact many manufacturers at a time when the country is looking to those companies to continue creating jobs.

EXHIBIT H

EXHIBIT H

MARATHON PETROLEUM CORPORATION

Corporate Governance and Nominating Committee Charter

(Amended and Restated effective October 29, 2014)

Statement of Purpose

The Corporate Governance and Nominating Committee (the "Committee") is a standing committee of the Board of Directors of Marathon Petroleum Corporation (the "Company"). The purpose of the Committee is to fulfill the responsibilities of the Board of Directors of the Company (the "Board") to develop and recommend to the Board corporate governance principles applicable to the Company (the "Corporate Governance Principles"), to identify individuals qualified to become Board members based on the qualifications set forth in the Corporate Governance Principles, to recommend to the Board the director nominees for annual meetings of stockholders, to oversee the evaluation of the Board and management of the Company and to review the qualifications and make-up of the Board membership.

Authority

The Committee shall have the authority and responsibility to engage and terminate any outside consultants to assist in discharging its responsibilities hereunder including, without limitation, the sole authority to retain and terminate any search firm to identify Director candidates, including the sole authority to approve the search firm's fees and other retention terms. The Committee shall have full access to any relevant records of the Company and may also request that any officer or other employee of the Company, the Company's outside counsel, inside counsel or any other person meet with any members of, or consultants to, the Committee.

The Committee shall have and may exercise all the powers of the Board, except as may be prohibited by law, rule or regulation with respect to all matters encompassed by this charter. The Committee shall have the authority to engage independent counsel or other advisers, as it determines necessary to carry out its duties.

Membership

This Committee shall be comprised of not less than three nor more than seven members. Each member shall be a member of the Board and shall be independent and qualified under standards established by applicable law, stock exchange listing standards and the Company's Corporate Governance Principles. Except in any such member's capacity as a member of the Committee, the Board, or any other Board Committee, no member shall accept any consulting, advisory, or other compensatory fee from the Company, or be an affiliated person of the Company or any subsidiary thereof.

The members of the Committee shall be appointed by the Board, and shall serve until their successors are duly elected and qualified, or until their earlier death, resignation or removal. The Board shall have the authority at any time to remove one or more members of the Committee. The Chair of the Committee shall be designated by the Board. If the Board should fail to elect a Chair of the Committee, or should the Chair of the Committee be absent or unavailable, the members of the Committee may designate a Chair of the Committee by majority vote of the Committee membership.

Meetings

The Committee will meet at least four times each year, with authority to convene additional meetings as circumstances require. The Chair of the Committee or a majority of the Committee members may call a meeting of the Committee at any time. All Committee members are expected to attend each meeting, in person or via teleconference. Meeting agendas will be prepared by or under supervision of the Chair of the Committee and provided in advance to members, along with appropriate briefing materials. Any Committee member may submit items to be included on the agenda. The Chair of the Committee will supervise the conduct of the meetings and will have other responsibilities as the Committee may specify from time to time. Minutes of each meeting will be prepared. If requested by any member of the Committee, time shall be allotted for an executive session of Committee members only and any officer or other employee of the Company or outside advisors the Committee may invite.

Quorum

A majority of the total number of Committee members then in office shall constitute a quorum for the transaction of business at any meeting. All matters shall be decided by the affirmative vote of a majority of the Committee membership present in person or via teleconference at a meeting duly called and held, unless a greater number is required by applicable law, rule or regulation.

Responsibilities

The following shall be the principal responsibilities of the Committee:

1. *Director Selection and Board Criteria.* The Committee shall periodically review and make recommendations to the Board concerning the appropriate size and composition of the Board, including (i) candidates for election or re-election as Directors, (ii) the criteria to be used for the selection of candidates for election or re-election as Directors, (iii) the appropriate skills and characteristics required of Board members in the context of the current composition of the Board, (iv) the composition and functions of the Board Committees, and (v) all matters relating to the development and effective functioning of the Board.

2. *Director Recruitment.* The Committee shall consider (in consultation with the Company's Chairman of the Board and the Chief Executive Officer) and recruit candidates to fill positions on the Board, including as a result of the removal, resignation or retirement of any Director, an increase in the size of the Board or otherwise. The Committee shall also consider nominees nominated by stockholders for election as Directors as set forth in the Company Bylaws. The

Committee shall further conduct, subject to applicable law, any and all inquiries into the background and qualifications of any candidate for the Board and such candidate's compliance with the independence and other qualification requirements established by the Committee and the Company's Corporate Governance Principles. At least one member of the Committee, the Chairman of the Board and the Chief Executive Officer shall meet with any potential director candidate. The Committee shall extend any offers to become a candidate to the Board in accordance with the process set forth in the Company's Corporate Governance Principles.

3. *Director Compensation*. The Committee shall make recommendations to the Board concerning non-management Director compensation in line with the guidelines established in the Company's Corporate Governance Principles.

4. *Advice on Committee Membership and Operations.* The Committee shall review on an annual basis and make recommendations to the Board, based on the qualifications set forth in the Company's Corporate Governance Principles, concerning each Board Committee's membership and Committee Chairs including, without limitation, a determination of whether one or more Audit Committee members qualifies as an "audit committee financial expert" as defined by the rules of the Securities and Exchange Commission. The Committee shall further advise the Board with respect to charters, structure and operations of the various Committees of the Board of Directors and qualifications for membership thereon, including policies for removal of members and rotation of members among other Committees of the Board.

5. *Consideration of Term Limits.* The Committee shall review the desirability of term limits for Directors and recommend to the Board policies in this regard from time to time.

6. *Governance Guidelines.* The Committee shall assess and make recommendations concerning overall corporate governance including, without limitation, proposed changes to the Corporate Governance Principles and other policies or guidelines, to the extent specific matters are not the assigned responsibility of other Board Committees.

7. *Evaluation of Board.* The Committee shall establish the process for evaluation of the Board and oversee the process.

8. *Evaluation of Board Committees.* The Committee shall instruct all Committees of the Board to perform an annual self-evaluation consistent with each Committee's charter and ensure such self-evaluations are conducted. However, it shall be the responsibility of each Committee of the Board to actually perform the self-evaluation.

9. *Evaluation of Management*. The Committee shall oversee a process to ensure the evaluation of management.

10. *Relationships with Stockholders.* The Committee shall review matters bearing on the relationships between management and present or potential stockholders with emphasis on policy and major programs affecting ownership of the Company.

11. *Review of Legislative and Regulatory Issues.* The Committee shall periodically review legislative and regulatory issues affecting the Company's corporate governance.

12. *Review of Political Contributions, Lobbying Expenditures and Payments to Certain Trade Associations.* The Committee shall review on a semi-annual basis contributions made by the Company to political candidates, committees or parties and shall review on an annual basis lobbying expenditures, payments of $50,000 or more made to trade associations that engage in lobbying activities and the Company's political spending policy statement for disclosure on the Company's website.

13. *Review and Approve Codes of Conduct and Corporate Policies.* The Committee shall review and approve (or recommend) codes of conduct and corporate policies applicable to Directors, officers and employees of the Company and its subsidiaries.

14. *Review of Policy Statement on Stockholder Rights Plans*. The Committee shall review the Company's Policy Statement on Stockholder Rights Plans at least on an annual basis and report to the Board with any recommendations related to that Policy Statement or such Stockholder Rights Plans.

15. *Review Related Person Transactions*. The Committee shall review and, if it deems appropriate, approve transactions involving the Company and related persons in accordance with the Company's Related Person Transactions Policy.

16. *Review Stock Ownership Requirements.* The Committee shall review, and make the determination with respect to, any situation involving a waiver or modification of the Company's Stock Ownership Requirements, as set forth in the Company's Corporate Governance Principles, as applied to any Director.

17. *Report to Board of Directors*. The Committee shall make regular reports to the Board concerning its responsibilities.

18. *Delegation.* The Committee may delegate any of its responsibilities to a subcommittee comprised of one or more members of the Committee.

19. *Other Delegated Responsibilities.* The Committee shall also carry out such other duties as may be delegated to it by the Board from time to time.

20. *Committee Performance Evaluation.* The Committee shall develop criteria for evaluation of its performance consistent with the responsibilities set forth in this charter and evaluate its performance on an annual basis.

21. *Review of Charter.* The Committee shall assess, and report to the Board on an annual basis regarding, the adequacy of this charter.